Contacts:	**Leiv Lea**
	Pharmacyclics, Inc.
	(408) 774-0330
	Carolyn Bumgardner Wang
	WeissComm Partners
	(415) 946-1065

PHARMACYCLICS REPORTS FIRST QUARTER FINANCIAL RESULTS

Sunnyvale, Calif., -- October 27, 2005 -- Pharmacyclics, Inc. (Nasdaq: PCYC) today reported financial results for its first fiscal quarter ended September 30, 2005. The net loss for the first quarter of fiscal 2006, as reported in accordance with U.S. generally accepted accounting principles (GAAP) was $10.2 million, or $0.51 per share, compared to a net loss of $7.3 million, or $0.37 per share, in the first quarter of fiscal 2005. First quarter of fiscal 2006 non-GAAP pro forma net loss was $8.6 million, or $0.43 per share. The difference between GAAP net loss and non-GAAP pro forma net loss for the first quarter of fiscal 2006 is the result of $1.6 million of stock compensation expense recorded in accordance with the adoption of SFAS 123R as of July 1, 2005.

Total GAAP operating expenses were $10.7 million in the first quarter of fiscal 2006 compared to $7.7 million for the first quarter of fiscal 2005, an increase of $3.0 million. One million six hundred thousand dollars of the increase was due to stock compensation expense, approximately $0.5 million was associated with increased personnel costs to support the company's operations and approximately $0.3 million was associated with the company's commercialization efforts.

As of September 30, 2005, the company's cash, cash equivalents and marketable securities totaled $64.5 million compared to $71.9 million at June 30, 2005.

Pharmacyclics projects total operating expenses of between $9 and $10 million for the second quarter of fiscal 2006. The reduction of approximately $2 million from its prior projection is due to a change in the timing of expenses related to drug manufacturing to the third quarter from second quarter of fiscal 2006. This expense projection does not include stock compensation expense.

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Note: Pharmacyclics' non-GAAP net loss and non-GAAP net loss per share exclude recurring expenses associated with stock compensation expense. The differences in non-GAAP and GAAP numbers are reconciled in the tables below.

Reconciliation of GAAP to Pro Forma Q1 FY06 and Q1 FY05 Diluted Net Loss Per Share:

	Q1 FY06	Q1 FY05
GAAP Diluted Net Loss Per Share	$ (0.51)	$ (0.37)
Plus: Stock compensation expense	0.08	--
Non-GAAP Pro Forma Diluted Net Loss Per Share	$ (0.43)	$ (0.37)

"We continued to make progress in our clinical programs this quarter," said Richard A. Miller, M.D., president and chief executive officer of Pharmacyclics. "The protocol mandated follow up has been completed on patients enrolled in our pivotal SMART trial and we anticipate reporting data from the trial by the end of calendar 2005. We also initiated two new Phase 2 trials of Xcytrin, one of which uses Xcytrin as a single agent for the systemic treatment of recurrent metastatic non-small cell lung cancer."

Recent Highlights Include:

- Initiation of a Phase 2 clinical trial of Xcytrin in combination with whole brain radiation therapy and stereotactic radiosurgery for the treatment of brain metastases from solid tumors. This trial is intended to demonstrate that Xcytrin can improve treatment outcome in patients with brain metastases who are treated with stereotactic radiosurgery and that magnetic resonance imaging (MRI) with Xcytrin can be used to better image tumors and define the radiosurgery treatment field.
- Initiation of a Phase 2 clinical trial of Xcytrin as a second-line treatment for patients with recurrent, metastatic non-small cell lung cancer (NSCLC). This trial is designed to evaluate the safety and efficacy of Xcytrin used as a single agent in recurrent NSCLC.

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About Xcytrin

Pharmacyclics is developing Xcytrin as an anti-cancer agent with a novel mechanism of action that is designed to selectively concentrate in tumors and induce apoptosis (programmed cell death). Xcytrin is a redox active drug that disrupts redox dependent pathways in cells and inhibits oxidative stress related proteins. Its multifunctional mode of action provides the opportunity to be used in a broad range of cancers. Xcytrin is paramagnetic and produces an intense MRI signal which can be used to image tumors. Pharmacyclics has been granted Fast-Track status by the U.S. Food and Drug Administration (FDA) for Xcytrin for the treatment of brain metastases (cancer that has spread to the brain from another part of the body) in NSCLC patients. Xcytrin is currently being evaluated in a randomized Phase 3 clinical trial (the SMART trial) that completed enrollment earlier this year and is designed to compare the effects of WBRT alone to WBRT plus Xcytrin for the treatment of brain metastases in patients suffering from NSCLC. Xcytrin also is currently under investigation in several Phase 1 and Phase 2 clinical trials in various cancers evaluating its use as a single agent and in combination with chemotherapy and/or radiation therapy.

About Pharmacyclics

Pharmacyclics is a pharmaceutical company developing innovative products to treat cancer, atherosclerosis and other diseases. The company's products are rationally designed, ring-shaped small molecules called texaphyrins that are designed to selectively target and disrupt the bioenergetic processes of diseased cells, such as cancer and atherosclerotic plaque. More information about the company, its technology, and products in development can be found on its website at www.pharmacyclics.com. Pharmacyclics®, Xcytrin® and the "pentadentate" logo® are registered trademarks of Pharmacyclics, Inc.

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NOTE: Other than statements of historical fact, the statements made in this press release about projected operating expenses, enrollment and future plans for our clinical trials, progress of and reports of results from preclinical and clinical studies, including results from our SMART trial, clinical development plans and product development activities are forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. The words "project," "believe," "will," "continue," "plan," "expect," "intend," "anticipate," variations of such words, and similar expressions also identify forward-looking statements, but their absence does not mean that the statement is not forward-looking. The forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that may cause actual results to differ materially from those in the forward-looking statements. Factors that could affect actual results include risks associated with the initiation, timing, design, enrollment and cost of clinical trials; unexpected delays in and unanticipated increases in costs related to our preclinical studies and clinical trials; the fact that data from preclinical studies and Phase 1 or Phase 2 clinical trials may not necessarily be indicative of future clinical trial results; our ability to collect complete and audited data from clinical sites participating in our SMART trial, our ability to establish successful partnerships and collaborations with third parties; the regulatory approval process in the United States and other countries; and future capital requirements. For further information about these risks and other factors that may affect the actual results achieved by Pharmacyclics, please see the company's reports as filed with the U.S. Securities and Exchange Commission from time to time, including but not limited to its annual report on Form 10-K for the period ended June 30, 2005. Forward-looking statements contained in this announcement are made as of this date, and we undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

---FINANCIALS ATTACHED---

Pharmacyclics, Inc.
(a development stage enterprise)
Condensed Statements of Operations
(unaudited) (in thousands, except per share data)

	Three Months Ended September 30,					
	2005			2004		
	GAAP(1)	Difference	Non-GAAP(2)	GAAP(1)	Difference	Non-GAAP(2)
Operating expenses:						
Research and development	$ 7,304	$ (782) (3)	$ 6,522	$ 6,109	$ (3)	$ 6,106
General and administrative	3,385	(815) (3)	2,570	1,628	--	1,628
Total operating expenses	10,689	(1,597)	9,092	7,737	(3)	7,734
Loss from operations	(10,689)	1,597	(9,092)	(7,737)	3	(7,734)
Interest and other income, net	488	--	488	434	--	434
Net loss	$ (10,201)	$ 1,597	$ (8,604)	$ (7,303)	$ 3	$ (7,300)
Basic and diluted net loss per share	$ (0.51)	$ (0.08)	$ (0.43)	$ (0.37)	$ --	$ (0.37)
Shares used to compute basic and						
diluted net loss per share	19,830	--	19,830	19,649	--	19,649

(1) Reflects operating results in accordance with U.S. generally accepted accounting principles (or GAAP).
(2) Non-GAAP amounts exclude stock option expense.
(3) Represents stock option expense.

Condensed Balance Sheets
(unaudited, in thousands)

	September 30, 2005	June 30, 2005
Assets		
Cash, cash equivalents and marketable securities	$ 64,451	$ 71,899
Other current assets	1,095	1,254
Total current assets	65,546	73,153
Property and equipment, net	927	884
Other noncurrent assets	527	527
	$ 67,000	$ 74,564
Liabilities and stockholders' equity		
Current liabilities	$ 5,435	$ 4,473
Long-term obligations	95	97
Stockholders' equity	61,470	69,994
	$ 67,000	$ 74,564

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